新世界發展有限公司
New World Development Company Limited

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

July 3, 2002

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated July 2, 2002 of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

dlw 7/15

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

香港中環皇后大道中18號新世界大廈30樓　電話 (852) 2523 1056　傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong　Tel (852) 2523 1056　Fax (852) 2810 4673

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

新世界基建有限公司
New World Infrastructure Limited
(incorporated in the Cayman Islands with limited liability)

CONNECTED TRANSACTIONS

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

PROPOSED MERGER BY A SUBSIDIARY

The directors of NWD, NWI and PPC jointly announce that, on 28 June 2002, the Merger Agreement was entered into between CJV 1, CJV 2 and WSOLLC, pursuant to which CJV 1 (an indirect subsidiary of PPC) will be: (i) merged with CJV 2 and WSOLLC by way of absorption; and (ii) converted from a CJV into an EJV immediately after the Merger.

As WSOLLC is a wholly-owned subsidiary of Party A, which in turn is a substantial shareholder (as defined in the Listing Rules) of CJV 2 (an indirect subsidiary of PPC), the Transactions constitute connected transactions of PPC under the Listing Rules. As NWD is interested in approximately 54.6% of the issued share capital of NWI and NWI in turn is interested in 75% of the issued ordinary share capital of PPC, the Transactions also constitute connected transactions of NWD and NWI under the Listing Rules. In addition, the Transactions constitute discloseable transactions of PPC under the Listing Rules.

Under the Listing Rules, NWD is not required to obtain approval from its shareholders in respect of the Transactions. NWD will therefore include details of the Transactions in its next published annual report and accounts in accordance with the Listing Rules.

Under the Listing Rules, NWI and PPC are respectively required to obtain approval from its shareholders in respect of the Transactions. However, at the request of NWI, the Stock Exchange has granted a waiver to NWI from the requirement to obtain shareholders' approval at an extraordinary general meeting for the Transactions on the basis that, NWD, with an interest in more than 50% of the issued share capital of NWI, had confirmed in writing that it approved the Transactions and that NWI (jointly with PPC) would issue to its shareholders, for their information, a circular containing a letter from an independent financial adviser relating to the Transactions. Further, at the request of PPC, the Stock Exchange has also granted a waiver to PPC from the requirement to obtain shareholders' approval at a special general meeting for the Transactions on the basis that NWI, as the holder of more than 50% of the issued ordinary share capital of PPC, had confirmed in writing that it approved the Transactions and that PPC (jointly with NWI) would issue to its shareholders, for their information, a circular containing a letter from an independent financial adviser relating to the Transactions.

NWI has established the NWI Independent Board Committee comprising two independent non- executive directors, namely Messrs Li Kwok Po, David and Cheng Wai Chee, Christopher, to advise its shareholders in respect of the Transactions. PPC has established the PPC Independent Board Committee comprising two independent non-executive directors, namely Messrs To Hin Tsun, Gerald and Peter Francis Amour, to advise its shareholders in respect of the Transactions. An independent financial adviser will be appointed to advise both the NWI Independent Board Committee and the PPC Independent Board Committee.

A joint circular to the shareholders of NWI and PPC setting out details of the Transactions, the advice from the IFA and the recommendation of each of the NWI Independent Board Committee and the PPC Independent Board Committee will be despatched to the shareholders of NWI and PPC as soon as practicable.

MERGER AGREEMENT DATED 28 JUNE 2002

Parties

CJV 1, CJV 2 and WSOLLC

A simplified group structure chart **before** the Merger (see the paragraphs under the heading "Proposed Merger" below for further details) is set out below:



New World Development Company Limited (HK) [NWD]
54.6%
New World Infrastructure Limited (Cayman Is.) [NWI]
75%
Pacific Ports Company Limited (Bermuda) [PPC]
100%
Berth No. 12 (operating)
Xiamen Xiang Yu Quay Co., Ltd. (PRC) [CJV 1]
8%
92%
Xiamen Xiangyu Group Corporation (PRC) [Party A]
100%
New World (Xiamen) Port Investments Limited (HK) [Party B]
60%
Xiamen Xiangyu Free Port Developing Co., Ltd. (PRC) [WSOLLC]
Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. (PRC) [CJV 2]
40%
Berth Nos. 15 & 16 (under construction)
Berth Nos. 13 & 14 (under construction)

A simplified group structure chart **after** the Merger (see the paragraphs under the heading "Proposed Merger" below for further details), and assuming there is no change to the other shareholdings, is set out below:



NWD
54.6%
NWI
75%
PPC
100%
Party A
Party B
50%
50%
New JV
Assume assets and liabilities
Berth Nos. 12, 13, 14, 15 & 16
CJV 2
WSOLLC

Background Information

CJV 1 owns Berth No. 12 in the East Channel Port Zone, Xiamen, the PRC, which is currently in operation.

CJV 2 owns Berth Nos. 13 & 14 in the East Channel Port Zone, Xiamen, the PRC, which are currently under construction.

WSOLLC owns Berth Nos. 15 & 16 in the East Channel Port Zone, Xiamen, the PRC, which are currently under construction.

Proposed Merger

Pursuant to the Merger Agreement, CJV 1, an indirect subsidiary of PPC, will merge with CJV 2 and WSOLLC by way of absorption (i.e. the assets and liabilities of CJV 2 and WSOLLC will be absorbed by CJV 1, thereafter CJV 2 and WSOLLC will cease to exist). In addition, CJV 1 will be converted from a CJV into an EJV when the Merger is completed in accordance with the Merger Agreement, after which the New JV will be formally established as a result of such conversion.

The New JV will be owned as to 50% by Party A (as the PRC joint venture partner) and 50% by Party B (as the foreign joint venture partner). The total investment and the registered capital of the New JV will be RMB1,150,000,000 (approximately HK$1,084,905,660) and RMB384,040,000 (approximately HK$362,301,886), respectively. The difference between the total investment and the registered capital of the New JV will be made up of shareholders' loans and bank loans. PPC will have no further commitments in respect of such funding.

Legal and Financial Consequences/Issues after Completion

After the Merger, all the respective assets and rights of the Merger Parties will be transferred to the New JV and the New JV will assume all the respective obligations and liabilities of the Merger Parties. However, the respective rights and liabilities of the Merger Parties transferred/assumed will be limited by the extent of their assets and liabilities or contingent assets and liabilities as disclosed in their respective auditors' reports as at 31 December 2001, to be issued by a PRC accounting firm within 15 days after the Merger has been approved by the Ministry of Foreign Trade and Economic Co-operation in the PRC. Unless otherwise agreed, the assets and liabilities, contingent assets and liabilities or bad assets that are not listed in these auditors' report will be assumed by the original shareholders of the Merger Parties, pro rata to their shareholdings in each of the Merger Parties prior to the Merger.

Each of the Merger Parties will be entitled to/responsible for its operating profits and/or losses generated/incurred from 1 July 2001 to 31 December 2001 (both days inclusive). If the Merger is able to be completed, Party A and Party B will (in accordance with their respective daily consolidated actual investment ratios in the Merger Parties (as applicable)) receive distribution of profits or shareholders compensation or make corresponding accounting treatments in respect of the monthly operating profits and/or losses of each of the Merger Parties received and/or generated/incurred from 1 January 2002 to the date of Completion (both dates inclusive).

The difference between the total investment and the registered capital of the New JV will be made up of shareholders' loans and/or bank loans. Party B will be responsible for: (i) any penalties arising from late registration of existing Party B's shareholder's loan as foreign loan/debt (the amounts of which cannot be determined at this stage); and (ii) any losses resulting from currency fluctuations of the foreign loans/debts, and Party A will endeavour to assist Party B in minimising the payment for any such penalties.

The New JV will be responsible for the coastline usage fee, channel usage fee, communication and navigation facilities fee and land use right transfer fee arising from the conversion of the land occupied by Berth No. 12 from "allocated land" to "transferred land" in the PRC. In addition, the New JV will be responsible for any additional land use right transfer fee, coastline usage fee, channel usage fee and communication and navigation facilities fee that are required to be paid for the corresponding adjustments to be made to the respective terms of the land use right, coastline usage right, channel usage right and communication and navigation facilities usage right so that they are consistent with the operating term of the New JV.

Management and Operation during the Transitional Period

Within 5 days of the date of signing of the Merger Agreement, the PRC and the foreign shareholders of each of the Merger Parties will each elect 3 representatives to form the Committee to consider and make decisions in respect of the following matters concerning the Merger Parties:

(i) any matters which require approval at the board meeting of each of the Merger Parties; and

(ii) significant matters of the Merger Parties (as previously determined by the Committee) such as significant investment decisions or asset allocations.

The Committee will be dissolved after Completion.

Employees of the Merger Parties

Employees of the Merger Parties will be assessed by the management of the New JV to determine whether they will be employed by the New JV. The shareholders of each of the Merger Parties will respectively be responsible for paying compensation fees, if any, to the managers and employees of each of the relevant Merger Parties as a result of the Merger, pro rata to their respective shareholdings in the relevant Merger Parties.

Management of the New JV

The Management, to be headed by the general manager of the New JV, will be established by the New JV under the supervision of the Board. The Board will comprise 8 directors, 4 to be appointed by each of Party A and Party B. PPC will not have control of the New JV and the New JV will be using the accounting treatment for a jointly controlled entity.

The structure and the composition of the Management will be approved by the Board. The general manager, the chief financial officer and the chief operating officer of the New JV will be nominated by Party B; whilst the vice-general manager, the finance manager and the chief administration/human resources officer will be nominated by Party A.

Conditions for the Effectiveness of the Merger Agreement

The Merger Agreement will become effective upon the fulfilment of various conditions, including:

(i) all relevant approvals and procedures required for the Merger Agreement to become effective having been obtained/completed by PPC, NWI and NWD in accordance with the rules and requirements of the Stock Exchange;

(ii) the reclassification of the foreign shareholders' loan of CJV 1 or CJV 2 having been completed;

(iii) the loan taken out by WSOLLC with the Bank of China, Xiamen Branch, having been substituted by Party A (as the borrower), without creating any security over the assets of WSOLLC;

(iv) the registered foreign debt of CJV 1 can be repaid upon obtaining the State Administration of Foreign Exchange's approval (in accordance with CJV 1's cash flow arrangement); and

(v) the distributable profits of CJV 1 for the period up to 31 December 2001 as approved by the CJV 1's board according to its 2001 audited financial statements having been distributed to Party A and Party B in accordance with their respective interests in CJV 1.

Conditions for the Completion of the Merger

Completion of the Merger is conditional on the fulfilment of various conditions, including:

(i) the shareholders' investments to the New JV having been provided by Party A and Party B in accordance with their respective interests in the New JV within 15 days of completing the alterations to the Foreign-invested Enterprise Approval Certificate to reflect the proposed Merger;

(ii) prior to the Completion of the Merger: (1) Party A and Party B having full entitlement to their rights arising from their respective interests in the Merger Parties; and (2) Party A and Party B have not created any pledge or third party rights over their own interests in the Merger Parties in order to secure their respective loans (if any), unless such loans were borrowed for the purpose of facilitating the Merger and they do not affect the normal operations of the Merger Parties; and

(iii) each of the Merger Parties discharging its security arrangements such as the provisions of mortgages and guarantees to other parties in order to secure loans other than that of its own.

Reasons for the Transactions

As Berth Nos. 12, 13, 14, 15 & 16 will be owned and operated by the same entity (i.e. the New JV), it is expected that the efficiency of these berths will be enhanced considerably and therefore improve future profitability. Other such synergy effects include: (i) enabling larger vessels to berth; (ii) cost savings from sharing of overheads, construction costs and other expenses by Berth Nos. 12, 13, 14, 15 & 16; and (iii) minimising potential competition amongst CJV 1, CJV 2 and WSOLLC making the New JV more competitive with other terminal operating companies in Xiamen port.

Although PPC will not have control of the New JV (given that the New JV will be a jointly controlled entity), PPC will have four nominees on the Board and the general manager, the chief financial officer and the chief operating officer of the New JV will be nominated by Party B, and therefore PPC will have significant representation in the Management and the operations of the New JV. Party B will also receive repayment for part of the shareholder's loan it had contributed to CJV 1 and/or CJV 2 and therefore PPC will be able to unlock part of its investment and improves its cash position.

In addition, as the expiry date of the operating period of CJV 1 will be extended from 29 December 2042 (50 years from the date of establishment of CJV 1) to 29 December 2052 (60 years from the date of establishment of CJV 1), in any case, the operating period of CJV 1 shall not be less than 55 years from the date of establishment of CJV 1 (i.e. 29 December 2047). The operating period of CJV 1 will therefore be extended by at least 5 years.

The directors (including the independent non-executive directors) of PPC therefore believe that the Transactions, with the abovementioned and other anticipated benefits arising therefrom, are in the best interests of the shareholders of PPC. The directors of PPC believe that the Transactions would better enable PPC to develop and carry out new investments in respect of its port-related businesses (which principally concern the development, operations and management of terminals in seaports and riverports).

In view of the above benefits to PPC as a result of the Transactions, the respective board of directors of NWD and NWI (including the independent non-executive directors) are of the view that the Transactions are also in the best interests of their respective shareholders.

Aggregate Consideration for, and the Combined Net Tangible Assets of, CJV 2 and WSOLLC

The aggregate consideration for CJV 2 and WSOLLC amounts to RMB624,167,788 (approximately HK$588,837,536). Such consideration is based on a valuation completed by an independent valuer, by reference to the net asset values and shareholders' loans outstanding as at 30 June 2001 and was arrived at after arm's length negotiations between the relevant parties.

The combined net asset values of CJV 2 and WSOLLC as at 30 June 2001 amount to RMB292,061,816 (approximately HK$275,530,015). The difference in value between: (i) the aggregate consideration for CJV 2 and WSOLLC (as referred to above); and (ii) the aforesaid combined net asset values of CJV 2 and WSOLLC was mainly attributable to the shareholders' loans provided by Party B and Party A to CJV 2 and the shareholder's loans provided by Party A to WSOLLC as at 30 June 2001 (which together amount to RMB348,429,228 (approximately HK$328,706,818).

Given that CJV 2 and WSOLLC are not yet in operation (as the berths that they respectively own are currently under construction), there are no net profits before and after tax for CJV 2 and WSOLLC in respect the the financial years ended 31 December 2000 and 31 December 2001, respectively.

Discloseable and Connected Transactions

As WSOLLC is a wholly-owned subsidiary of Party A, which in turn is a substantial shareholder of CJV 2 (an indirect subsidiary of PPC), the Transactions constitute connected transactions of PPC under Rule 14.23(1)(a) of the Listing Rules. As NWD is interested in approximately 54.6% of the issued share capital of NWI and NWI in turn is interested in 75% of the ordinary issued share capital of PPC, the Transactions also constitute connected transactions of NWD and NWI under the Listing Rules. In addition, the Transactions constitute discloseable transactions of PPC under the Listing Rules.

As the aggregate consideration for CJV 2 and WSOLLC, which amounts to RMB624,167,788 (approximately HK$588,837,536), represents: (i) approximately 1.02% of the consolidated net tangible assets of NWD, as disclosed in its audited accounts for the year ended 30 June 2001; and (ii) approximately 1.05% of the consolidated net tangible assets of NWD, as disclosed in its interim accounts for the six months ended 31 December 2001, shareholders' approval in respect of the Transactions is not required from NWD under the Listing Rules. NWD will therefore include details of the Transactions in its next published annual report and accounts in accordance with the Listing Rules.

As the aggregate consideration for CJV 2 and WSOLLC, which amounts to RMB624,167,788 (approximately HK$588,837,536), represents: (i) approximately 5.39% and 16.95% of the consolidated net tangible assets of NWI and PPC, respectively, as disclosed in their respective audited accounts for the year ended 30 June 2001; and (ii) approximately 5.36% and 15.94% of the consolidated net tangible assets of NWI and PPC, respectively, as disclosed in their respective interim accounts for the six months ended 31 December 2001, shareholders' approval in respect of the Transactions is required from NWI and PPC, respectively, under Rule 14.26 of the Listing Rules. As neither NWD nor NWI has any interest in Party A, NWD and NWI will be entitled to vote in the shareholders meeting for NWI and PPC, respectively, in respect of the approval of the Transactions, and no person should be abstained from voting at such a meeting. However, at the request of NWI, the Stock Exchange has granted a waiver to NWI from the requirement to obtain shareholders' approval at an extraordinary general meeting for the Transactions on the basis that, NWD, with an interest in more than 50% of the issued share capital of NWI, had confirmed in writing that it approved the Transactions and that NWI (jointly

with PPC) would issue to its shareholders, for their information, a circular containing a letter from an independent financial adviser relating to the Transactions. Further, at the request of PPC, the Stock Exchange has also granted a waiver to PPC from the requirement to obtain shareholders' approval at a special general meeting for the Transactions on the basis that NWI, as the holder of more than 50% of the ordinary issued share capital of PPC, had confirmed in writing that it approved the Transactions and that PPC (jointly with NWI) would issue to its shareholders, for their information, a circular containing a letter from an independent financial adviser relating to the Transactions.

Information to NWI's Shareholders

The NWI Independent Board Committee, comprising Messrs Li Kwok Po, David and Cheng Wai Chee, Christopher, has been formed to consider the terms of the Transactions and to advise NWI's shareholders in respect of the Transactions. An independent financial adviser will be appointed to advise the NWI Independent Board Committee as well as the PPC Independent Board Committee.

Information to PPC's Shareholders

The PPC Independent Board Committee, comprising Messrs To Hin Tsun, Gerald and Peter Francis Amour, has been formed to consider the terms of the Transactions and to advise PPC's shareholders in respect of the Transactions. An independent financial adviser will be appointed to advise the NWI Independent Board Committee as well as the PPC Independent Board Committee.

Information on NWD

NWD and its subsidiaries are principally engaged in the businesses of property, infrastructure, services and telecommunications and technology.

Information on NWI

NWI and its subsidiaries are principally engaged in the development, ownership, operation and/or management of toll roads, bridges, cargo handling, power plants, water treatment and e-infrastructure/technology.

Information on PPC

PPC and its subsidiaries are principally engaged in the investment in, and the development, operation and management of terminals in seaports and riverports and related businesses in Hong Kong and the other parts of the PRC.

Circular

A joint circular to the shareholders of NWI and PPC setting out details of the Transactions, the advice from the IFA and the recommendation of each of the NWI Independent Board Committee and the PPC Independent Board Committee will be despatched to the shareholders of NWI and PPC as soon as practicable.

General Information

No guarantees have been provided by NWD and NWI in respect of the borrowings of CJV 1 and CJV 2.

Definitions

In this announcement, the following expressions have the meanings set out opposite them unless the context otherwise requires:

"Berth No. 12"	Berth number 12 in the East Channel Port Zone, Xiamen, the PRC
"Berth Nos. 13 & 14"	Berth numbers 13 and 14 in the East Channel Port Zone, Xiamen, the PRC
"Berth Nos. 15 & 16"	Berth numbers 15 and 16 in the East Channel Port Zone, Xiamen, the PRC
"Board"	the board of directors of the New JV
"CJV"	a Sino-foreign co-operative joint venture company established under the laws of the PRC
"CJV 1"	Xiamen Xiang Yu Quay Co., Ltd., a CJV and which is owned as to 92% by Party B (as the foreign joint venture partner) and 8% by Party A (as the PRC joint venture partner)
"CJV 2"	Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd., a CJV and which is owned as to 60% by Party B (as the foreign joint venture partner) and 40% by Party A (as the PRC joint venture partner)
"Committee"	the management committee constituted by the representatives of the shareholders of each of the Merger Parties during the transitional period to consider and make decisions in respect of certain matters concerning the Merger Parties
"Completion"	the completion of the Merger in accordance with the Merger Agreement
"EJV"	a Sino-foreign equity joint venture company established under the laws of the PRC
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency in Hong Kong
"IFA"	the independent financial adviser to be appointed to advise the NWI Independent Board Committee and the PPC Independent Board Committee in respect of the Transactions
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Management"	the management of the New JV
"Merger"	the merger between CJV 1, CJV 2 and WSOLLC in accordance with the Merger Agreement
"Merger Agreement"	the merger agreement dated 28 June 2002 entered into between CJV 1, CJV 2 and WSOLLC in relation to the Merger
"Merger Parties"	CJV 1, CJV 2 and WSOLLC
"New JV"	the new identity of CJV 1 after Completion (being an EJV), of which its name will be changed to Xiamen New World Xiang Yu Container Terminals Co., Ltd.
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange
"NWI"	New World Infrastructure Limited, a company incorporated in the Cayman Islands and the shares of which are listed on the Stock Exchange
"NWI Independent Board Committee"	the independent board committee constituted by independent directors of NWI for the purpose of considering and advising the shareholders of NWI in connection with the Transactions
"Party A"	Xiamen Xiangyu Group Corporation, a company established under the laws of the PRC
"Party B"	New World (Xiamen) Port Investments Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of PPC
"PPC"	Pacific Ports Company Limited, a company incorporated in Bermuda and the shares of which are listed on the Stock Exchange
"PPC Independent Board Committee"	the independent board committee constituted by independent directors of PPC for the purpose of considering and advising the shareholders of PPC in connection with the Transactions
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency in the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transactions"	the entering into of the Merger Agreement, the Merger and all other transactions in connection with the Merger
"WSOLLC"	Xiamen Xiangyu Free Port Developing Co., Ltd., a wholly state-owned limited liability company established under the laws of the PRC and a wholly-owned subsidiary of Party A

In this announcement, except as otherwise indicated, RMB has been translated into HK$ at the rate of HK$1.00 = RMB1.06 for reference purpose.

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
New World Infrastructure Limited
Chow Oi Wah, Fergus
Company Secretary

By Order of the Board
Pacific Ports Company Limited
Wong Wing Lun, Alan
Company Secretary

Hong Kong, 2 July 2002

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

新世界基建有限公司
New World Infrastructure Limited
(incorporated in the Cayman Islands with limited liability)

CONNECTED TRANSACTIONS

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

PROPOSED MERGER BY A SUBSIDIARY

The directors of NWD, NWI and PPC jointly announce that, on 28 June 2002, the Merger Agreement was entered into between CJV 1, CJV 2 and WSOLLC, pursuant to which CJV 1 (an indirect subsidiary of PPC) will be: (i) merged with CJV 2 and WSOLLC by way of absorption; and (ii) converted from a CJV into an EJV immediately after the Merger.

As WSOLLC is a wholly-owned subsidiary of Party A, which in turn is a substantial shareholder (as defined in the Listing Rules) of CJV 2 (an indirect subsidiary of PPC), the Transactions constitute connected transactions of PPC under the Listing Rules. As NWD is interested in approximately 54.6% of the issued share capital of NWI and NWI in turn is interested in 75% of the issued ordinary share capital of PPC, the Transactions also constitute connected transactions of NWD and NWI under the Listing Rules. In addition, the Transactions constitute discloseable transactions of PPC *under the Listing Rules.*

Under the Listing Rules, NWD is not required to obtain approval from its shareholders in respect of the Transactions. NWD will therefore include details of the Transactions in its next published annual report and accounts in accordance with the Listing Rules.

Under the Listing Rules, NWI and PPC are respectively required to obtain approval from its shareholders in respect of the Transactions. However, at the request of NWI, the Stock Exchange has granted a waiver to NWI from the requirement to obtain shareholders' approval at an extraordinary general meeting for the Transactions on the basis that, NWD, with an interest in more than 50% of the issued share capital of NWI, had confirmed in writing that it approved the Transactions and that NWI (jointly with PPC) would issue to its shareholders, for their information, a circular containing a letter from an independent financial adviser relating to the Transactions. Further, at the request of PPC, the Stock Exchange has also granted a waiver to PPC from the requirement to obtain shareholders' approval at a special general meeting for the Transactions on the basis that NWI, as the holder of more than 50% of the issued ordinary share capital of PPC, had confirmed in writing that it approved the Transactions and that PPC (jointly with NWI) would issue to its shareholders, for their information, a circular containing a letter from an independent financial adviser relating to the Transactions.

NWI has established the NWI Independent Board Committee comprising two independent non- executive directors, namely Messrs Li Kwok Po, David and Cheng Wai Chee, Christopher, to advise its shareholders in respect of the Transactions. PPC has established the PPC Independent Board Committee comprising two independent non-executive directors, namely Messrs To Hin Tsun, Gerald and Peter Francis Amour, to advise its shareholders in respect of the Transactions. An independent financial adviser will be appointed to advise both the NWI Independent Board Committee and the PPC Independent Board Committee.

A joint circular to the shareholders of NWI and PPC setting out details of the Transactions, the advice from the IFA and the recommendation of each of the NWI Independent Board Committee and the PPC Independent Board Committee will be despatched to the shareholders of NWI and PPC as soon as practicable.

8

MERGER AGREEMENT DATED 28 JUNE 2002

Parties

CJV 1, CJV 2 and WSOLLC

A simplified group structure chart **before** the Merger (see the paragraphs under the heading "Proposed Merger" below for further details) is set out below:



New World Development Company Limited (HK) [NWD]
54.6%
New World Infrastructure Limited (Cayman Is.) [NWI]
75%
Pacific Ports Company Limited (Bermuda) [PPC]
100%
Berth No. 12 (operating)
Xiamen Xiang Yu Quay Co., Ltd. (PRC) [CJV 1]
8%
92%
New World (Xiamen) Port Investments Limited (HK) [Party B]
60%
Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. (PRC) [CJV 2]
40%
Berth Nos. 13 & 14 (under construction)
Xiamen Xiangyu Group Corporation (PRC) [Party A]
100%
Xiamen Xiangyu Free Port Developing Co., Ltd. (PRC) [WSOLLC]
Berth Nos. 15 & 16 (under construction)

A simplified group structure chart **after** the Merger (see the paragraphs under the heading "Proposed Merger" below for further details), and assuming there is no change to the other shareholdings, is set out below:



NWD
54.6%
NWI
75%
PPC
100%
Party A
Party B
50%
50%
New JV
Assume assets and liabilities
Berth Nos. 12, 13, 14, 15 & 16
CJV 2
WSOLLC

9

Background Information

CJV 1 owns Berth No. 12 in the East Channel Port Zone, Xiamen, the PRC, which is currently in operation.

CJV 2 owns Berth Nos. 13 & 14 in the East Channel Port Zone, Xiamen, the PRC, which are currently under construction.

WSOLLC owns Berth Nos. 15 & 16 in the East Channel Port Zone, Xiamen, the PRC, which are currently under construction.

Proposed Merger

Pursuant to the Merger Agreement, CJV 1, an indirect subsidiary of PPC, will merge with CJV 2 and WSOLLC by way of absorption (i.e. the assets and liabilities of CJV 2 and WSOLLC will be absorbed by CJV 1, thereafter CJV 2 and WSOLLC will cease to exist). In addition, CJV 1 will be converted from a CJV into an EJV when the Merger is completed in accordance with the Merger Agreement, after which the New JV will be formally established as a result of such conversion.

The New JV will be owned as to 50% by Party A (as the PRC joint venture partner) and 50% by Party B (as the foreign joint venture partner). The total investment and the registered capital of the New JV will be RMB1,150,000,000 (approximately HK$1,084,905,660) and RMB384,040,000 (approximately HK$362,301,886), respectively. The difference between the total investment and the registered capital of the New JV will be made up of shareholders' loans and bank loans. PPC will have no further commitments in respect of such funding.

Legal and Financial Consequences/Issues after Completion

After the Merger, all the respective assets and rights of the Merger Parties will be transferred to the New JV and the New JV will assume all the respective obligations and liabilities of the Merger Parties. However, the respective rights and liabilities of the Merger Parties transferred/assumed will be limited by the extent of their assets and liabilities or contingent assets and liabilities as disclosed in their respective auditors' reports as at 31 December 2001, to be issued by a PRC accounting firm within 15 days after the Merger has been approved by the Ministry of Foreign Trade and Economic Co-operation in the PRC. Unless otherwise agreed, the assets and liabilities, contingent assets and liabilities or bad assets that are not listed in these auditors' report will be assumed by the original shareholders of the Merger Parties, pro rata to their shareholdings in each of the Merger Parties prior to the Merger.

Each of the Merger Parties will be entitled to/responsible for its operating profits and/or losses generated/incurred from 1 July 2001 to 31 December 2001 (both days inclusive). If the Merger is able to be completed, Party A and Party B will (in accordance with their respective daily consolidated actual investment ratios in the Merger Parties (as applicable)) receive distribution of profits or shareholders compensation or make corresponding accounting treatments in respect of the monthly operating profits and/or losses of each of the Merger Parties received and/or generated/incurred from 1 January 2002 to the date of Completion (both dates inclusive).

The difference between the total investment and the registered capital of the New JV will be made up of shareholders' loans and/or bank loans. Party B will be responsible for: (i) any penalties arising from late registration of existing Party B's shareholder's loan as foreign loan/debt (the amounts of which cannot be determined at this stage); and (ii) any losses resulting from currency fluctuations of the foreign loans/debts, and Party A will endeavour to assist Party B in minimising the payment for any such penalties.

The New JV will be responsible for the coastline usage fee, channel usage fee, communication and navigation facilities fee and land use right transfer fee arising from the conversion of the land occupied by Berth No. 12 from "allocated land" to "transferred land" in the PRC. In addition, the New JV will be responsible for any additional land use right transfer fee, coastline usage fee, channel usage fee and communication and navigation facilities fee that are required to be paid for the corresponding adjustments to be made to the respective terms of the land use right, coastline usage right, channel usage right and communication and navigation facilities usage right so that they are consistent with the operating term of the New JV.

Management and Operation during the Transitional Period

Within 5 days of the date of signing of the Merger Agreement, the PRC and the foreign shareholders of each of the Merger Parties will each elect 3 representatives to form the Committee to consider and make decisions in respect of the following matters concerning the Merger Parties:

(i) any matters which require approval at the board meeting of each of the Merger Parties; and

(ii) significant matters of the Merger Parties (as previously determined by the Committee) such as significant investment decisions or asset allocations.

The Committee will be dissolved after Completion.

Employees of the Merger Parties

Employees of the Merger Parties will be assessed by the management of the New JV to determine whether they will be employed by the New JV. The shareholders of each of the Merger Parties will respectively be responsible for paying compensation fees, if any, to the managers and employees of each of the relevant Merger Parties as a result of the Merger, pro rata to their respective shareholdings in the relevant Merger Parties.

Management of the New JV

The Management, to be headed by the general manager of the New JV, will be established by the New JV under the supervision of the Board. The Board will comprise 8 directors, 4 to be appointed by each of Party A and Party B. PPC will not have control of the New JV and the New JV will be using the accounting treatment for a jointly controlled entity.

The structure and the composition of the Management will be approved by the Board. The general manager, the chief financial officer and the chief operating officer of the New JV will be nominated by Party B; whilst the vice-general manager, the finance manager and the chief administration/human resources officer will be nominated by Party A.

Conditions for the Effectiveness of the Merger Agreement

The Merger Agreement will become effective upon the fulfilment of various conditions, including:

(i) all relevant approvals and procedures required for the Merger Agreement to become effective having been obtained/completed by PPC, NWI and NWD in accordance with the rules and requirements of the Stock Exchange;

(ii) the reclassification of the foreign shareholders' loan of CJV 1 or CJV 2 having been completed;

(iii) the loan taken out by WSOLLC with the Bank of China, Xiamen Branch, having been substituted by Party A (as the borrower), without creating any security over the assets of WSOLLC;

(iv) the registered foreign debt of CJV 1 can be repaid upon obtaining the State Administration of Foreign Exchange's approval (in accordance with CJV 1's cash flow arrangement); and

(v) the distributable profits of CJV 1 for the period up to 31 December 2001 as approved by the CJV 1's board according to its 2001 audited financial statements having been distributed to Party A and Party B in accordance with their respective interests in CJV 1.

Conditions for the Completion of the Merger

Completion of the Merger is conditional on the fulfilment of various conditions, including:

(i) the shareholders' investments to the New JV having been provided by Party A and Party B in accordance with their respective interests in the New JV within 15 days of completing the alterations to the Foreign-invested Enterprise Approval Certificate to reflect the proposed Merger;

(ii) prior to the Completion of the Merger: (1) Party A and Party B having full entitlement to their rights arising from their respective interests in the Merger Parties; and (2) Party A and Party B have not created any pledge or third party rights over their own interests in the Merger Parties in order to secure their respective loans (if any), unless such loans were borrowed for the purpose of facilitating the Merger and they do not affect the normal operations of the Merger Parties; and

(iii) each of the Merger Parties discharging its security arrangements such as the provisions of mortgages and guarantees to other parties in order to secure loans other than that of its own.

Reasons for the Transactions

As Berth Nos. 12, 13, 14, 15 & 16 will be owned and operated by the same entity (i.e. the New JV), it is expected that the efficiency of these berths will be enhanced considerably and therefore improve future profitability. Other such synergy effects include: (i) enabling larger vessels to berth; (ii) cost savings from sharing of overheads, construction costs and other expenses by Berth Nos. 12, 13, 14, 15 & 16; and (iii) minimising potential competition amongst CJV 1, CJV 2 and WSOLLC making the New JV more competitive with other terminal operating companies in Xiamen port.

Although PPC will not have control of the New JV (given that the New JV will be a jointly controlled entity), PPC will have four nominees on the Board and the general manager, the chief financial officer and the chief operating officer of the New JV will be nominated by Party B, and therefore PPC will have significant representation in the Management and the operations of the New JV. Party B will also receive repayment for part of the shareholder's loan it had contributed to CJV 1 and/or CJV 2 and therefore PPC will be able to unlock part of its investment and improves its cash position.

In addition, as the expiry date of the operating period of CJV 1 will be extended from 29 December 2042 (50 years from the date of establishment of CJV 1) to 29 December 2052 (60 years from the date of establishment of CJV 1), in any case, the operating period of CJV 1 shall not be less than 55 years from the date of establishment of CJV 1 (i.e. 29 December 2047). The operating period of CJV 1 will therefore be extended by at least 5 years.

The directors (including the independent non-executive directors) of PPC therefore believe that the Transactions, with the abovementioned and other anticipated benefits arising therefrom, are in the best interests of the shareholders of PPC. The directors of PPC believe that the Transactions would better enable PPC to develop and carry out new investments in respect of its port-related businesses (which principally concern the development, operations and management of terminals in seaports and riverports).

In view of the above benefits to PPC as a result of the Transactions, the respective board of directors of NWD and NWI (including the independent non-executive directors) are of the view that the Transactions are also in the best interests of their respective shareholders.

Aggregate Consideration for, and the Combined Net Tangible Assets of, CJV 2 and WSOLLC

The aggregate consideration for CJV 2 and WSOLLC amounts to RMB624,167,788 (approximately HK$588,837,536). Such consideration is based on a valuation completed by an independent valuer, by reference to the net asset values and shareholders' loans outstanding as at 30 June 2001 and was arrived at after arm's length negotiations between the relevant parties.

The combined net asset values of CJV 2 and WSOLLC as at 30 June 2001 amount to RMB292,061,816 (approximately HK$275,530,015). The difference in value between: (i) the aggregate consideration for CJV 2 and WSOLLC (as referred to above); and (ii) the aforesaid combined net asset values of CJV 2 and WSOLLC was mainly attributable to the shareholders' loans provided by Party B and Party A to CJV 2 and the shareholder's loans provided by Party A to WSOLLC as at 30 June 2001 (which together amount to RMB348,429,228 (approximately HK$328,706,818).

Given that CJV 2 and WSOLLC are not yet in operation (as the berths that they respectively own are currently under construction), there are no net profits before and after tax for CJV 2 and WSOLLC in respect the the financial years ended 31 December 2000 and 31 December 2001, respectively.

Discloseable and Connected Transactions

As WSOLLC is a wholly-owned subsidiary of Party A, which in turn is a substantial shareholder of CJV 2 (an indirect subsidiary of PPC), the Transactions constitute connected transactions of PPC under Rule 14.23(1)(a) of the Listing Rules. As NWD is interested in approximately 54.6% of the issued share capital of NWI and NWI in turn is interested in 75% of the ordinary issued share capital of PPC, the Transactions also constitute connected transactions of NWD and NWI under the Listing Rules. In addition, the Transactions constitute discloseable transactions of PPC under the Listing Rules.

As the aggregate consideration for CJV 2 and WSOLLC, which amounts to RMB624,167,788 (approximately HK$588,837,536), represents: (i) approximately 1.02% of the consolidated net tangible assets of NWD, as disclosed in its audited accounts for the year ended 30 June 2001; and (ii) approximately 1.05% of the consolidated net tangible assets of NWD, as disclosed in its interim accounts for the six months ended 31 December 2001, shareholders' approval in respect of the Transactions is not required from NWD under the Listing Rules. NWD will therefore include details of the Transactions in its next published annual report and accounts in accordance with the Listing Rules.

As the aggregate consideration for CJV 2 and WSOLLC, which amounts to RMB624,167,788 (approximately HK$588,837,536), represents: (i) approximately 5.39% and 16.95% of the consolidated net tangible assets of NWI and PPC, respectively, as disclosed in their respective audited accounts for the year ended 30 June 2001; and (ii) approximately 5.36% and 15.94% of the consolidated net tangible assets of NWI and PPC, respectively, as disclosed in their respective interim accounts for the six months ended 31 December 2001, shareholders' approval in respect of the Transactions is required from NWI and PPC, respectively, under Rule 14.26 of the Listing Rules. As neither NWD nor NWI has any interest in Party A, NWD and NWI will be entitled to vote in the shareholders meeting for NWI and PPC, respectively, in respect of the approval of the Transactions, and no person should be abstained from voting at such a meeting. However, at the request of NWI, the Stock Exchange has granted a waiver to NWI from the requirement to obtain shareholders' approval at an extraordinary general meeting for the Transactions on the basis that, NWD, with an interest in more than 50% of the issued share capital of NWI, had confirmed in writing that it approved the Transactions and that NWI (jointly

with PPC) would issue to its shareholders, for their information, a circular containing a letter from an independent financial adviser relating to the Transactions. Further, at the request of PPC, the Stock Exchange has also granted a waiver to PPC from the requirement to obtain shareholders' approval at a special general meeting for the Transactions on the basis that NWI, as the holder of more than 50% of the ordinary issued share capital of PPC, had confirmed in writing that it approved the Transactions and that PPC (jointly with NWI) would issue to its shareholders, for their information, a circular containing a letter from an independent financial adviser relating to the Transactions.

Information to NWI's Shareholders

The NWI Independent Board Committee, comprising Messrs Li Kwok Po, David and Cheng Wai Chee, Christopher, has been formed to consider the terms of the Transactions and to advise NWI's shareholders in respect of the Transactions. An independent financial adviser will be appointed to advise the NWI Independent Board Committee as well as the PPC Independent Board Committee.

Information to PPC's Shareholders

The PPC Independent Board Committee, comprising Messrs To Hin Tsun, Gerald and Peter Francis Amour, has been formed to consider the terms of the Transactions and to advise PPC's shareholders in respect of the Transactions. An independent financial adviser will be appointed to advise the NWI Independent Board Committee as well as the PPC Independent Board Committee.

Information on NWD

NWD and its subsidiaries are principally engaged in the businesses of property, infrastructure, services and telecommunications and technology.

Information on NWI

NWI and its subsidiaries are principally engaged in the development, ownership, operation and/or management of toll roads, bridges, cargo handling, power plants, water treatment and e-infrastructure/technology.

Information on PPC

PPC and its subsidiaries are principally engaged in the investment in, and the development, operation and management of terminals in seaports and riverports and related businesses in Hong Kong and the other parts of the PRC.

Circular

A joint circular to the shareholders of NWI and PPC setting out details of the Transactions, the advice from the IFA and the recommendation of each of the NWI Independent Board Committee and the PPC Independent Board Committee will be despatched to the shareholders of NWI and PPC as soon as practicable.

General Information

No guarantees have been provided by NWD and NWI in respect of the borrowings of CJV 1 and CJV 2.

Definitions

In this announcement, the following expressions have the meanings set out opposite them unless the context otherwise requires:

"Berth No. 12"	Berth number 12 in the East Channel Port Zone, Xiamen, the PRC
"Berth Nos. 13 & 14"	Berth numbers 13 and 14 in the East Channel Port Zone, Xiamen, the PRC
"Berth Nos. 15 & 16"	Berth numbers 15 and 16 in the East Channel Port Zone, Xiamen, the PRC
"Board"	the board of directors of the New JV
"CJV"	a Sino-foreign co-operative joint venture company established under the laws of the PRC
"CJV 1"	Xiamen Xiang Yu Quay Co., Ltd., a CJV and which is owned as to 92% by Party B (as the foreign joint venture partner) and 8% by Party A (as the PRC joint venture partner)
"CJV 2"	Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd., a CJV and which is owned as to 60% by Party B (as the foreign joint venture partner) and 40% by Party A (as the PRC joint venture partner)
"Committee"	the management committee constituted by the representatives of the shareholders of each of the Merger Parties during the transitional period to consider and make decisions in respect of certain matters concerning the Merger Parties
"Completion"	the completion of the Merger in accordance with the Merger Agreement
"EJV"	a Sino-foreign equity joint venture company established under the laws of the PRC
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency in Hong Kong
"IFA"	the independent financial adviser to be appointed to advise the NWI Independent Board Committee and the PPC Independent Board Committee in respect of the Transactions
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Management"	the management of the New JV
"Merger"	the merger between CJV 1, CJV 2 and WSOLLC in accordance with the Merger Agreement
"Merger Agreement"	the merger agreement dated 28 June 2002 entered into between CJV 1, CJV 2 and WSOLLC in relation to the Merger
"Merger Parties"	CJV 1, CJV 2 and WSOLLC
"New JV"	the new identity of CJV 1 after Completion (being an EJV), of which its name will be changed to Xiamen New World Xiang Yu Container Terminals Co., Ltd.
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange
"NWI"	New World Infrastructure Limited, a company incorporated in the Cayman Islands and the shares of which are listed on the Stock Exchange
"NWI Independent Board Committee"	the independent board committee constituted by independent directors of NWI for the purpose of considering and advising the shareholders of NWI in connection with the Transactions
"Party A"	Xiamen Xiangyu Group Corporation, a company established under the laws of the PRC
"Party B"	New World (Xiamen) Port Investments Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of PPC
"PPC"	Pacific Ports Company Limited, a company incorporated in Bermuda and the shares of which are listed on the Stock Exchange
"PPC Independent Board Committee"	the independent board committee constituted by independent directors of PPC for the purpose of considering and advising the shareholders of PPC in connection with the Transactions
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency in the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transactions"	the entering into of the Merger Agreement, the Merger and all other transactions in connection with the Merger
"WSOLLC"	Xiamen Xiangyu Free Port Developing Co., Ltd., a wholly state-owned limited liability company established under the laws of the PRC and a wholly-owned subsidiary of Party A

In this announcement, except as otherwise indicated, RMB has been translated into HK$ at the rate of HK$1.00 = RMB1.06 for reference purpose.

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
New World Infrastructure Limited
Chow Oi Wah, Fergus
Company Secretary

By Order of the Board
Pacific Ports Company Limited
Wong Wing Lun, Alan
Company Secretary

Hong Kong, 2 July 2002